1801 California St., Suite 5200 Denver, Colorado 80202 (720) 482-1574

December 11, 2023

VIA EDGAR CORRESPONDENCE

Mr. Christopher R. Bellacicco

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	Transamerica Series Trust

(File Nos. 033-00507; 811-04419)

PRE14A (Accession Number: 0001193125-23-279707)

Dear Mr. Bellacicco:

On behalf of Transamerica Series Trust (the “Registrant”), we are filing this letter to respond in writing to the Staff’s comments on the preliminary proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission on November 17, 2023, relating to a special meeting of holders of Transamerica Aegon Core Bond VP, Transamerica Aegon Sustainable Equity Income VP, Transamerica International Focus VP, Transamerica JPMorgan Enhanced Index VP, Transamerica JPMorgan Mid Cap Value VP, Transamerica T. Rowe Price Small Cap VP, Transamerica TS&W International Equity VP and Transamerica WMC US Growth VP, each a series of the Registrant (each, a “Portfolio” and, together, the “Portfolios”), scheduled to be held on January 26, 2024. The Staff’s comments were conveyed to the Registrant via telephone on November 27, 2023. The Staff noted that all comments given apply individually to each Portfolio, as applicable.

Below are the Staff’s comments on the Proxy Statement and the Registrant’s responses thereto.

1.

Comment - Background: In the fourth paragraph of the “Background” section, the Staff notes the following information and requests disclosure regarding when the fund substitution transaction(s) occurred:

“Following the issuance of the Manager of Managers Order and initial authorization by shareholders of the Portfolios to rely on the Manager of Managers Order, each Portfolio received assets in a fund substitution transaction pursuant to SEC substitution orders obtained by the applicable Insurance Companies on April 19, 2017.”

Response: In response to the Staff’s comment, the information included in Appendix A will be added as an appendix to the Proxy Statement.

2.

Comment - Background: With respect to the following disclosure in the fifth paragraph of the “Background” section, please disclose the names and dates of the sub-advisers that were hired and terminated:

“A new sub-adviser for Transamerica International Focus VP was hired without shareholder approval of the Manager of Managers Order or the agreement with the new sub-adviser being sought or obtained.”

Response: The Registrant will revise the noted disclosure to read as follows:

“Greystone Managed Investments, Inc. (“Greystone”) was hired as a new sub-adviser for Transamerica International Focus VP to replace MFS Investment Management (“MFS”) without shareholder approval of the Manager of Managers Order or the agreement with the new sub-adviser being sought or obtained.”

3.

Comment – Proposal I: The Staff notes the description and timing of the change in sub-advisers for Transamerica International Focus VP. Please consider presenting this information in chronological order.

Response: The Registrant will revise the relevant disclosure to read as follows:

“At an in-person meeting held on December 6, 2017, the Board considered a recommendation by TAM to approve a new sub-advisory agreement between TAM and Greystone whereby Greystone would replace MFS as sub-adviser to the Portfolio (the “Greystone Agreement”). At the December 6, 2017 meeting, the Board voted unanimously to approve the Greystone Agreement, which became effective as to the Portfolio on May 1, 2018. At the meeting, the Board reviewed materials furnished by TAM pertaining to Greystone and the Greystone Agreement. Information relating to the Greystone Agreement and Greystone was disclosed in an information statement distributed to the Portfolio’s Holders on or about June 1, 2018.

Thereafter, at an in-person meeting held on September 12, 2018, in anticipation of The Toronto Dominion Bank’s (“TD Bank”) acquisition of Greystone’s parent company, the Board voted unanimously to approve the current sub-advisory agreement between TAM and Greystone (the “Current Sub-Advisory Agreement”), which took effect upon the closing of the transaction on November 1, 2018. Upon completion of this transaction, Greystone became a wholly-owned indirect subsidiary of TD Bank. This transaction was considered an “assignment” (as defined in the 1940 Act) of the Greystone Agreement resulting in its automatic termination as a matter of law. Information relating to the Current Sub-Advisory Agreement and Greystone was disclosed in an information statement distributed to the Portfolio’s Holders on or about February 20, 2019.

On September 30, 2019, Greystone transferred the Current Sub-Advisory Agreement with respect to the Portfolio to TDAM USA Inc. (“TDAM USA”), also a wholly-owned subsidiary of TD Bank. This transfer of the Current Sub-Advisory Agreement from Greystone to TDAM USA was not considered an assignment of the Current Sub-Advisory Agreement.

The Portfolio was renamed Transamerica International Growth VP on May 1, 2020, and then renamed Transamerica International Focus VP on November 1, 2021.

On December 31, 2021, TDAM USA merged with and into Epoch Investment Partners, Inc. (“Epoch”), a wholly-owned subsidiary of TD Bank, and Epoch assumed the Current Sub-Advisory Agreement with respect to the Portfolio. The transfer also did not require approval of a new sub-advisory agreement as it was not considered an assignment under the 1940 Act. The transfer of the Current Sub-Advisory Agreement from TDAM USA to Epoch was not considered an assignment of the Current Sub-Advisory Agreement.

Epoch provides sub-advisory services to the Portfolio pursuant to the Current Sub-Advisory Agreement. The Current Sub-Advisory Agreement was last approved by the Board on June 14, 2023.”

4.

Comment – Proposal I: The Staff notes that on December 6, 2017, the Board of Trustees of the Registrant (the “Board”) approved the sub-advisory agreement between TAM and Greystone to replace MFS as sub-adviser to Transamerica International Focus VP. Please supplementally provide a legal analysis regarding this event, including why and how these actions are not a violation of Condition 9 of the SEC substitution order obtained by Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company and Transamerica Advisors Life Insurance Company on April 19, 2017 (the “Substitution Order”).

Response: As described in the Proxy Statement, Greystone was hired to replace MFS as the sub-adviser for Transamerica International Focus VP without obtaining shareholder approval of the sub-adviser change or continued reliance on the manager of managers exemptive order. The failure to obtain shareholder approval was due to inadvertence. The Board of the Registrant approved Greystone as the new sub-adviser and the new sub-advisory agreement with Greystone, and holders of interests in the Portfolio were notified of the change in sub-adviser and received an information statement discussing the new sub-adviser and sub-advisory agreement.

5.

Comment – Proposal I: The Staff notes that on September 12, 2018, in anticipation of the acquisition of Greystone’s parent company by The Toronto Dominion Bank (“TD Bank”), the Board approved a new sub-advisory agreement between TAM and Greystone to take effect upon the closing of the transaction (the “New Greystone Agreement”). Please supplementally provide a legal analysis regarding this event, including why and how these actions are not a violation of Condition 9 of the Substitution Order.

Response: The Registrant notes that the Board approved the continued retention of Greystone as the Portfolio’s sub-adviser and a new sub-advisory agreement with Greystone to take effect upon the closing of TD Bank’s acquisition of Greystone’s parent company. With respect to Condition 9 of the Substitution Order, it is noted that Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company and Transamerica Advisors Life Insurance Company (the “Insurance Companies”), as the applicants, agreed “not to change a Replacement Fund’s sub-adviser without first obtaining shareholder approval of either (a) the sub-adviser change or (b) the parties’ continued ability to rely on their manager-of-managers exemptive order.” The Insurance Companies do not view a change of control where there was no change in sub-adviser as implicating the terms of Condition 9.

6.

Comment – Proposal I: The Staff notes that on September 30, 2019, Greystone, a wholly-owned subsidiary of TD Bank, transferred the New Greystone Agreement to TDAM USA. Please supplementally provide a legal analysis regarding this event, including why and how this action is not considered an “assignment” under the Investment Company Act of 1940, as amended (“1940 Act”).

Response: The sub-advisory agreement was transferred from Greystone to TDAM USA, both wholly-owned subsidiaries of TD Bank. Before and after the transfer, TD Bank owned and ultimately controlled Greystone and TDAM USA. The portfolio managers that had responsibility for the Portfolio at Greystone remained in place and became employees of TDAM USA. The Board received an opinion from a law firm that the transfer did not constitute an “assignment” of the sub-advisory agreement as defined in Section 2(a)(4) of the 1940 Act and Rule 2a-6 thereunder.

7.

Comment – Proposal I: The Staff notes that holders of Transamerica International Focus VP are being asked to “ratify and approve the Current Sub-Advisory Agreement”. Does the Registrant consider the ratification and approval of the “Current Sub-Advisory Agreement” an approval of the sub-advisory agreement between TAM and Greystone?

Response: The Registrant so confirms and notes that the following disclosure is currently included in the ninth paragraph on page 6 of the Proxy Statement:

“The ratification and approval of the Current Sub-Advisory Agreement will be deemed an approval of the termination of MFS, and the approval of the appointment of Greystone as sub-adviser to the Portfolio and the Greystone Agreement.”

8.	Comment – Proposal I: Please disclose the actions that the Registrant will take if Proposal I is not ratified by holders of Transamerica International Focus VP.

Response: The Registrant will add disclosure that it will work with the Insurance Companies and TAM on appropriate next steps if Proposal I is not ratified and approved by holders of the Portfolio.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1821.

Very truly yours,

/s/ Dennis P. Gallagher
Dennis P. Gallagher
Chief Legal Officer and Secretary
Transamerica Series Trust

APPENDIX A

Fund Substitution Transactions

Replacement Fund	Existing Fund	Effective Date
Transamerica JPMorgan Mid Cap Value VP	AllianzGI NFJ Mid-Cap Value Fund (A)	8/18/2017
Transamerica Barrow Hanley Dividend Focused VP1	American Century Equity Income Fund (A)	8/18/2017
	Dreyfus Investment Portfolios: Core Value Portfolio (Service Shares)	8/18/2017
	Invesco V.I. Value Opportunities Fund (Series II)	8/18/2017
Transamerica MFS International Equity VP2	American Century Investments VP International Fund (Class I)	8/18/2017
	Columbia Acorn International (A)	8/18/2017
	Templeton Foreign Fund (A)	8/18/2017
Transamerica T. Rowe Price Small Cap VP	Columbia Acorn USA (A)	8/18/2017
	Columbia Variable Portfolio - Select Smaller Cap Value Fund (Class 1)	8/18/2017
	Oppenheimer Main Street Small Cap Fund®/VA (Service Shares)	8/18/2017
	Wanger USA	8/18/2017
Transamerica WMC US Growth VP	Columbia Large Cap Growth Fund V	8/18/2017
	Dreyfus Variable Investment Fund: Appreciation Portfolio (Service Shares)	8/18/2017
	The Dreyfus Socially Responsible Growth Fund, Inc. (Service Shares)	8/18/2017
	Transamerica Morgan Stanley Capital Growth VP (Initial Class)	5/1/2023
	Transamerica Morgan Stanley Capital Growth VP (Service Class)	5/1/2023
Transamerica JPMorgan Core Bond VP3	Dreyfus Variable Investment Fund: Quality Bond Portfolio (Service Shares)	8/18/2017
Transamerica TS&W International Equity VP	Pioneer Emerging Markets Fund (A)	8/18/2017
	Pioneer Emerging Markets VCT Portfolio (Class II Shares)	8/18/2017
Transamerica JPMorgan Enhanced Index VP	Pioneer Fund VCT Portfolio (Class II Shares)	8/18/2017

[1]	Now named Transamerica Aegon Sustainable Equity Income VP. Portfolio holders approved Aegon Asset Management UK as the Portfolio’s new sub-adviser on December 1, 2020.

[2]	Now named Transamerica International Focus VP.

[3]	Now named Transamerica Aegon Core Bond VP. Portfolio holders approved Aegon USA Investment Management as the Portfolio’s new sub-adviser on November 1, 2022.

4